United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents
Press Release
Signature Page

Press Release

Transmitted only to SEC, NYSE and IPE [CVM & BOVESPA]
Acquisition of CVRD Preferred Class “A” Shares
Rio de Janeiro, September 25, 2007 — Companhia Vale do Rio Doce (CVRD) for the purpose of § 6th, Article 12 of the Brazilian Securities Commission (CVM) Instruction number 358/02, changed by Instruction number 449/07, informs that Black Rock, Inc., on behalf of some of its clients, has acquired through transactions made in the New York Stock Exchange 105,054,614 American Depositary Receipts — ADRs representing 105,054,614 preferred shares issued by CVRD, and it has also acquired 3,594,652 preferred class A shares, adding up to 108,649,266 preferred class A shares, corresponding to 5.66% of the CVRD preferred shares.
The purpose of this acquisition was to make a minority investment, as informed by Black Rock, Inc., registered office located at 40 East 52nd Street, New York, New York, 10022-5911, USA. Black Rock, Inc. informed that no debenture convertible into shares issued by CVRD are held by its clients, as well as no agreement regulating the exercise of the voting rights or the purchase and sale of securities issued by CVRD were executed by such clients.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: marcus.thieme@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Tacio Neto: tacio.neto@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: September 25, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations